Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Illumina, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, stock purchase contracts, stock purchase units, and subscription rights and to the incorporation by reference therein of our reports dated February 16, 2021, with respect to the consolidated financial statements of Illumina, Inc., and the effectiveness of internal control over financial reporting of Illumina, Inc., included in its Annual Report (Form 10-K) for the year ended January 3, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

March 11, 2021